THE BANK OF NEW YORK MELLON

Depositary Receipts

101 Barclay Street

New York, New York 10286

GlaxoSmithKline plc
980 Great West Road

Brentford

Middlesex TW8 9GS

United Kingdom

[   ], 2015

Re:	Pre-Release transactions under the Amended and Restated Deposit Agreement (the “Deposit Agreement”) dated as of [ ], 2015 among GlaxoSmithKline plc, The Bank of New York Mellon, as Depositary, and the Owners and Holders of American Depositary Shares issued thereunder

Ladies and Gentlemen:

We refer to the Deposit Agreement. Capitalized terms defined in the Deposit Agreement and not otherwise defined herein are used herein as defined in the Deposit Agreement.

We hereby agree that, without the prior consent of the Company, (i) we will not (a) Pre-Release Receipts or (b) permit any Pre-Release to remain outstanding at any time except pursuant to agreements, covenants, representations or warranties substantively to the effect of Sections 3(a), 3(e), 4, 7(a) and 14 of the ADR Pre-release Agreement attached hereto (or, in lieu of Section 14, we will indemnify the Company to the same extent that the counterparty to a Pre-Release would be required by said Section 14 to indemnify the Company) and (ii) we will undertake a Pre-Release only pursuant to written agreements that meet the requirements of Section 1058(b) of the United States Internal Revenue Code of 1986, as amended.

We confirm that we currently do not, and do not intend to, make any Pre-Release to any person until such person has undergone the Depositary’s standard credit review process.

If, after the date hereof, the Depositary’s ADR department is advised by counsel that there has occurred a material change in the U.S. federal income tax law (including judicial and administrative interpretations thereof) regarding the treatment of Pre-Release, we agree to notify the Company promptly of such change and to advise the Company as to the changes, if any, that we intend to make, or have made, to the Pre-Release procedures then being followed by us as a result of such change in the tax law. We will in good faith consult with the Company and consider all suggestions, without any obligation on our part to change our Pre-Release procedures.

We will indemnify and hold harmless the Company and each Owner from time to time of a Receipt against all losses, claims, damages, liabilities and expense (including reasonable attorneys’ fees) based upon a breach by the Depositary of any agreement of the Depositary set forth in this letter. The indemnities provided by the Company contained in the first paragraph of Section 5.08 of the Deposit Agreement shall not extend to any liability or expense which arises solely and exclusively out of a Pre-Release of a Receipt or Receipts in accordance with Section 2.09 of the Deposit Agreement and which would not otherwise have arisen had such Receipt or Receipts not been the subject of a Pre-Release; provided, however, that the indemnities provided in Section 5.08 of the Deposit Agreement shall apply to any such liability or expense (i) to the extent that such liability or expense would have arisen had a Receipt or Receipts not be the subject of a Pre-Release, or (ii) which may arise out of any misstatement or alleged misstatement or omission or alleged omission in any registration statement, proxy statement, prospectus (or placement memorandum), or preliminary prospectus (or preliminary placement memorandum) relating to the offer or sale of American Depositary Shares, except to the extent any such liability or expense arises out of (A) information relating to the Depositary or any Custodian (other than the Company), as applicable, furnished in writing and not materially changed or altered by the Company expressly for use in any of the foregoing documents, or, (B) if such information is provided, the failure to state a material fact necessary to make the information provided not misleading.

If any action or claim shall be brought against the Company in respect of which indemnity may be sought pursuant to the preceding paragraph or the second paragraph of this letter, the Company shall notify the Depositary in writing of such action or claim giving reasonable details thereof. The Depositary shall have the option of assuming the defense thereof, with counsel satisfactory to the Company (who shall not, except with the consent of the Company, be counsel to the Depositary in connection with such action or claim), and, after notice from the Depositary to the Company of its election so to assume the defense thereof, the Depositary shall not be liable to the Company or any other indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by the Company or any other indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No compromise or settlement of such action or proceeding may be effected by either party without the other party’s consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of law and no effect on any other claims that may be made against such other party and (ii) the sole relief provided is monetary damages that are paid in full by the party seeking such compromise or settlement.

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Very truly yours,

THE BANK OF NEW YORK MELLON, as Depositary

By: ___________________________

Name:

Title: